EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Committee
Zale Corporation Savings and Investment Plan:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Zale Corporation (filed under the Securities and Exchange Commission File No. 333-51607) of our report dated June 26,2007 with respect to the statements of net assets available for plan benefits of Zale Corporation Savings and Investment Plan as of December 31, 2006 and July 31, 2006, and the related statements of changes in net assets available for plan benefits for the transition period from August 1, 2006 to December 31, 2006 and the year ended July 31, 2006, and the related supplemental schedules, which report appears in the December 31, 2006 Annual Report on Form 11-K of Zale Corporation Savings and Investment Plan.

KPMG LLP

Dallas, Texas
June 26, 2007